STEVENS & LEE

LAWYERS & CONSULTANTS

111 North 6th Street

P.O. Box 679

Reading, PA 19603-0679

(610) 478-2000 Fax (610) 376-5610

www.stevenslee.com

Direct Dial: (610) 478-2184 Email: dws@stevenslee.com Direct Fax: (610) 988-0815

April 23, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Mark S. Webb

                  Legal Branch Chief

Re:	Penns Woods Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-4 Filed April 2, 2013 File No. 333-186385 Form 10-K for the Year Ended December 31, 2012 Filed March 13, 2013 File No. 000-17077

Ladies and Gentlemen:

On behalf of Penns Woods Bancorp, Inc. (the “Company”), we are filing with the Securities and Exchange Commission Amendment No. 2 to the above-referenced Registration Statement on Form S-4 of the Company.

This letter also responds to the Staff’s letter, dated April 22, 2013, relating to Amendment No. 1 to the Registration Statement. Each of your comments is set forth below, together with the Company’s related response. For convenience of reference, we have repeated each of your questions or comments, in bold, immediately prior to our related response.

Amendment No. 1 to Registration Statement on Form S-4

General

1.	Please include the information required by Item 404 of Regulation S-K for Penns Woods.

We have added the information required by Item 404 of Regulation S-K for Penns Woods on page 133 of the Joint Proxy Statement/Prospectus.

2.	Please add a section addressing the recent developments regarding the Penns Woods results of operations for the three months ended March 31, 2013.

We have added a section addressing the results of operations of Penns Woods for the three months ended March 31, 2013 on page 34 of the Summary and on page 111 in the section titled “Information About Penns Woods Bancorp, Inc.”

Philadelphia     —    Reading    —    Valley Forge    —    Lehigh Valley    —    Harrisburg    —    Lancaster    —    Scranton

Williamsport    —    Wilkes-Barre     —    Princeton    —    Cherry Hill    —    New York    —    Wilmington

A PROFESSIONAL CORPORATION

STEVENS & LEE

LAWYERS & CONSULTANTS

Mr. Mark S. Webb

Securities and Exchange Commission

April 23, 2013

Summary

Luzerne’s Directors and Executive Officers have Financial Interests . . . , page 19

3.	Please correct the dollar amounts of Mr. Bibak’s health and medical benefits in both the Summary and Risk Factor sections.

We have corrected the dollar amounts of Mr. Bibak’s health and medical benefits on page 20 of the Summary and page 37 of the Risk Factors section.

Penns Woods Annual Meeting

4.	As required by Item 406 of Regulation S-K, please provide information regarding the Company’s code of ethics.

We have disclosed on page 121 under the caption “Review of Related Party Transactions” that the Company’s Code of Ethics and Conflict of Interests Policy is available on Penns Woods’ website and upon a request to the President.

Certain Non-Public, Unaudited, Forward-Looking Information, page 77

5.	The clause beginning with “and they assume no responsibility for, and disclaim any association with” is inappropriate and should be deleted.

We have deleted the clause on page 77 that you have indicated should be deleted.

Form 10-K for the Year Ended December 31, 2012

Business

6.	In light of your status as an accelerated filer, please provide the information required by Item 101(e) of Regulation S-K in your next 10-K filing.

Penns Woods will include the information required by Item 101(e) of Regulation S-K in its next 10-K filing.

We have made other minor revisions and changes to the disclosure in the Joint Proxy Statement/Prospectus and included the disclosure on page 57 previously provided to the Staff.

STEVENS & LEE

LAWYERS & CONSULTANTS

Mr. Mark S. Webb

Securities and Exchange Commission

April 23, 2013

Thank you for your attention to this matter. If you have further questions or need any further information, please do not hesitate to call me at (610) 478-2184.

Sincerely,

STEVENS & LEE

/s/ David W. Swartz

David W. Swartz
DWS/nc
Enclosures

cc:	Joshua Samples, Securities and Exchange Commission (via Federal Express)

Christina Harley, Securities and Exchange Commission (via Federal Express)

David Irving, Securities and Exchange Commission (via Federal Express)

Brian L. Knepp, Penns Wood Bancorp, Inc.

Justin P. Klein, Ballard Spahr LLP

Jill M. Stadelman, Ballard Spahr LLP